[Parsley Energy Letterhead]

Via EDGAR and Federal Express

January 24, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parsley Energy, Inc.

Draft Registration Statement on Form S-1

Submitted December 20, 2013

CIK No. 0001594466

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 17, 2014, with respect to the Company’s Draft Registration Statement on Form S-1 initially submitted with the Commission on December 20, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of the Staff’s comment or Submission No. 2, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Draft Registration Statement on Form S-1

General

1.	Since your prospectus cover discloses that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

•	State your election under Section 107(b) of the JOBS Act:

Securities and Exchange Commission

January 24, 2014

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure in Submission No. 2 to state that we have elected to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards and that such election is irrevocable. Please see page 11 of Submission No. 2.

2.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in our initial public offering have confirmed to us that they have not published or distributed any research reports about us in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. We undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

Securities and Exchange Commission

January 24, 2014

Table of Contents, page i

3.	You include the following disclosure in the first paragraph which appears in bold face type following the tabular entries: “The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.” Revise this statement to remove the phrase “regardless of the time of delivery.” See Rule 159(a) under the Securities Act. Also, with regard to the last sentence quoted, we remind you that you have an obligation to update the prospectus if there has been a material change in your operations, financial condition, etc.

RESPONSE:

We acknowledge the Staff’s comment and have revised the statement referenced in the Staff’s comment to remove the phrase “regardless of the time of delivery”. Please see page i of Submission No. 2. We acknowledge that we have an obligation to update the prospectus if there has been a material change in our operations, financial condition, or otherwise.

Prospectus Summary, page 1

4.	We note the definition you provide for “Parsley” in the introductory italicized paragraph, as well as the definition you provide at page 7 for “Parsley Energy.” To improve clarity and to remove any potential for reader confusion, please consider choosing defined terms for the registrant and the LLC which are more clearly distinguishable from each other.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested.

5.	At an appropriate place elsewhere in the prospectus, please more fully explain what you mean when you suggest at page 4 that you will pursue “low-risk, repeatable drilling opportunities.” Similarly, explain what “the stacked pay core” signifies, as it is twice used at page 5. We also note the other “stacked pay” references in the Business section and elsewhere.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to more fully explain the Company’s strategy of pursuing low-risk, repeatable drilling opportunities. Please see page 4 of Submission No. 2. In addition, we have provided additional detail for the benefit of investors as to the significance of the term “stacked pay core.” Please see page 5 of Submission No. 2.

Securities and Exchange Commission

January 24, 2014

6.	In your descriptions of the planned corporate reorganization, you refer to “existing owners, including NGP and certain members of [your] management” at page 7 and elsewhere. Please identify the management members and include a cross-reference to your selling shareholders table at page 131.

RESPONSE:

We acknowledge the Staff’s comments and have revised the Registration Statement to clarify that all of our executive officers will have their membership interests converted into PE Units and included the requested cross-reference. Please see pages 7 and 8 of Submission No. 2.

Summary Historical and Pro Forma Financial Data, page 15

Non-GAAP Financial Measures, page 17

7.	Your non-GAAP measure “Adjusted EBITDA” does not appear to include an adjustment for income taxes. Please rename this measure to avoid confusion or revise to include an adjustment for income taxes.

RESPONSE:

We acknowledge the Staff’s comment and have revised the definition of Adjusted EBITDA to include an adjustment for taxes paid by the Company’s accounting predecessor. Please see pages 17 and 18 of Submission No. 2.

Risk Factors, page 21

8.	A number of your risk factors include superfluous detail. Please revise generally to identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Also, if the risk you describe applies to all public companies generally, either eliminate the risk factor or provide a more tailored discussion. For example, see the factor captioned “The requirements of being a public company” at page 41.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see the changes in the Risk Factors beginning on page 21 of Submission No. 2.

Use of Proceeds, page 51

9.	Once the information is known, revise to quantify the amount of remaining proceeds to be used for “general corporate purposes” and also separately break out the estimated amount to be applied to fund your “exploration and development program” in particular. In that regard, we note the statement at page 76 that your capital budget of $396.1 million excludes acquisitions.

Securities and Exchange Commission

January 24, 2014

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised to provide that any remaining net proceeds from the offering will be used to fund a portion of our exploration and development program. Pease see pages 13 and 48 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Liquidity and Capital Resources, page 73

Capital Requirements and Sources of Liquidity, page 76

10.	Disclosure in your submission states that your primary sources of liquidity and capital resources will be cash flows generated by operating activities and borrowings under your revolving credit facility. It appears that cash flows from investing activities exceeded cash flows from operating activities during both the fiscal year ended December 31, 2012 and the interim period ended September 30, 2013 which coincided with an increase in capital expenditures during these periods. Specifically, cash expended for the development of oil and natural gas properties increased from $24.9 million for the fiscal year ended December 31, 2011 to $80.4 million for the fiscal year ended December 31, 2012 and $159.1 million for the interim period ended September 30, 2013. Please revise to explain the impact of these apparent trends on your liquidity position and your future financial condition. Refer to Item 303(a) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Pease see pages 73 and 74 of Submission No. 2.

11.	You state that the amount and timing of 2014 capital expenditures are largely discretionary and within your control and that you could choose to defer a portion of planned 2014 capital expenditures. Please expand this disclosure to address the potential ramifications associated with a deferral of planned capital expenditures. For additional guidance, refer to Section IV of SEC Release No. 33-8350.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Pease see page 73 of Submission No. 2.

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January 24, 2014

Management, page 111

12.	Please provide updated disclosure regarding the composition of each committee, when that information becomes known. Make other updating revisions as information becomes available, including confirming at page 130 the final terms of the written related party transactions policy once it has been adopted.

RESPONSE:

We acknowledge the Staff’s comment and will provide updated disclosure regarding the composition of each committee when that information becomes known and will make other updating revisions as information becomes available, including confirming the final terms of the written related party transactions policy once it has been adopted.

Executive Compensation, page 115

13.	Please provide all the information Item 402 of Regulation S-K requires with regard to the fiscal year ended December 31, 2013. We note also your reference at page 118 to the use of Aircraft disclosure which will be added for 2013.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Pease see pages 111, 112 and 113 of Submission No. 2.

Corporate Reorganization, page 121

14.	Please also provide an organizational chart of your corporate structure before the reorganization in connection with this offering. Also revise your charts to identify your operating subsidiaries and each entity’s defined name.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Pease see pages 9, 125 and 126 of Submission No. 2.

Certain Relationships and Related Party Transactions, page 125

15.	We note your suggestion that in the event the shares are not then publicly traded, the value would be assigned “that would be obtained in an arm’s length transaction for cash.” Revise to clarify who determines this amount.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Pease see page 129 of Submission No. 2.

Securities and Exchange Commission

January 24, 2014

Principal and Selling Shareholders, page 131

16.	For each selling shareholder that is a legal entity, please identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by that shareholder. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/ corpfin/guidance/regs-kinterp.htm.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see pages 136 of Submission No. 2.

17.	At page II-2, we note that the only shares issued recently were those issued directly to the LLC. Revise that disclosure to clarify whether the shares issued were Class A or Class B, and add footnote or textual disclosure to accompany the tabular reference to the shares “beneficially owned prior to the offering” in that regard.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that as of the time of issuance, we only had one class of common stock authorized for issuance. In connection with the corporate reorganization described in the Registration Statement, we will undergo a change to our capital structure to authorize the issuance of two classes of common stock (Class A and Class B shares) and the 1,000 shares issued to Parsley Energy, LLC will be redeemed for nominal value in connection with our reorganization. See page II-2 of Submission No. 2.

18.	Also revise or further clarify the reason for the footnote disclosure that “Beneficial ownership of PE Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged.” For example, explain whether this is due to the company’s option to settle in cash.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Pease see page 135 of Submission No. 2.

Underwriting, page 143

19.	We note the reference to the potential release of the locked-up shares, as well as the Risk Factors disclosure at page 46. If there are any agreements or understandings, tacit or otherwise, to release any of the shares prior to the end of the lock-up period, please disclose them.

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January 24, 2014

RESPONSE:

We acknowledge the Staff’s comment and respectfully inform the Staff that there are no agreements or understandings, tacit or otherwise, to release any of the shares prior to the end of the lock-up period.

Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Data, page F-7

Note 2 – Pro Forma Adjustments And Assumptions, page F-8

20.	The use of proceeds disclosure on page 51 of your submission indicates that a cash payment will be made to certain holders of equity interests in Parsley Energy, LLC. Please tell us whether adjustment (d) to your pro forma balance sheet reflects this payment.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised to show an adjustment to our pro forma balance sheet in adjustment (b) to reflect the cash payment to be made to certain holders of equity interests in Parsley Energy, LLC. Pease see page F-8 of Submission No. 2.

Financial Statements for the Years Ended December 31, 2012 and 2011

General

21.	Please be mindful of the requirements to update your financial statements. Refer to Rule 3-12 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and undertake to update our financial statements as required by Regulation S-X in future filings as required.

Statements of Operations for the Years Ended December 31, 2012 and 2011, page F-39

22.	We note that you have provided disclosure on the face of your historical statements of operations showing the pro forma impact of income taxes for the fiscal year ended December 31, 2012. Please revise to also present pro forma earnings per share information. In addition, please tell us how you considered providing this type of disclosure for all periods for which a statement of operations is presented.

Securities and Exchange Commission

January 24, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised our presentation to present unaudited pro forma basic and diluted earnings per share and unaudited pro forma basic and diluted weighted average shares outstanding information on the face of our historical statements of operations. We will compute these amounts based on the number of Class A common shares expected to be outstanding immediately following the offering, which has not yet been determined. We made our determination as to the periods for which such disclosure was required by reference to Article 11 of Rule S-X (“Article 11”) and the periods required thereunder. Specifically, as we are required to present only a pro forma statement of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013, in accordance with Article 11, it was our interpretation that similar disclosure for such periods would be sufficient on the face of the historical financial statements. In future filings, we will provide this type of disclosure for the periods for which a pro forma statement of operations is required under Article 11.

Note 3 – Summary of Significant Accounting Policies, page F-43

Oil and Natural Gas Properties, page F-44

23.	You state on page F-45 of your submission that on the sale or retirement of a partial unit of a proved property or pipelines and related facilities, the cost and related accumulated depreciation, depletion and amortization are removed from the property accounts, and any gain or loss is recognized. Please explain to us how your policy complies with the guidance per FASB ASC 932-360-40-3 regarding gain or loss recognition when only part of a group of proved properties constituting an amortization base is abandoned or retired. Refer also to FASB ASC 932-360-55-11. Please also explain to us how your disclosure here is consistent with the related disclosure on page 79 of your submission.

RESPONSE:

We acknowledge the Staff’s comment and the initial inconsistency in our disclosure of our accounting policy for property sales and have revised the Registration Statement in response to the Staff’s comment. Please see pages 76 and F-45 of Submission No. 2. We believe that our revised disclosure and the applied accounting methodology for sales of unevaluated property is consistent with the guidance set forth in ASC 932-360-55-8 and ASC 932-360-55-9 and our revised disclosure and applied accounting methodology for sales of a complete or partial unit of a proved property is consistent with the guidance set forth in ASC 932-360-55-11. We also note that we had no surrenders or abandonments of properties governed by ASC 932-360-40-3.

Note 10 – Member’s Equity, page F-57

24.	We note that incentive units were issued as compensation for services rendered to Parsley Energy LLC. Your disclosure states that these incentive units are being accounted for as liability-classified awards pursuant to FASB ASC 718. Please tell us more about how you are accounting for these awards in the context of the applicable authoritative accounting guidance. Your response should include a discussion of the terms of these incentive units relevant to this analysis.

Securities and Exchange Commission

January 24, 2014

RESPONSE:

We acknowledge the Staff’s comment and have set forth below a discussion of the terms of the incentive units and our analysis of the authoritative guidance.

Incentive Units Structure and Terms

In connection with NGP’s investment in June 2013, Parsley Energy, LLC (“Parsley LLC”) issued incentive units that may entitle the holders of such units to a portion of the proceeds to be received by certain unit holders of the Company, including NGP X US Holdings, L.P., (the “Preferred Holders”) if and when such Preferred Holders achieve certain minimum return hurdles on their investment through the sale of their interests in our Company. The incentive units will be transferred to NGP Parsley Holdings in connection with the closing of this offering, so the profits interests will not relate to the Company’s securities following the offering nor will the Company be responsible for potential distributions relating to those awards. The discussion below relates to the terms and conditions of the awards as they exist prior to the offering.

There are four “tiers” of incentive units – Tier I, Tier II, Tier III and Tier IV. The units have no “strike” price and are non-voting. The vesting of the units is described below:

•	Tier I vesting – 1/3 each year from date of grant or fully upon Tier I Payout or a Fundamental Change (as defined below)

•	Tier II vesting – upon Tier II Payout

•	Tier III vesting – upon Tier III Payout

•	Tier IV vesting – upon Tier IV Payout

All unvested incentive units are forfeited upon termination for any reason, including voluntary separation by the holder and termination without Cause (as defined below), death or disability. All Tier I incentive units that are vested at the time an employee is terminated for Cause, or at the time the employee voluntarily resigns his employment relationship, shall be forfeited. In the event that an employee’s employment terminates other than for Cause or due to a voluntary termination by such employee, the employee may retain all vested Tier I incentive units as non-voting interests.

The Tier I Incentive Units will be entitled to 15% of future distributions to members only after all of the Preferred Holders that have made capital contributions to Parsley LLC shall have received cumulative distributions in respect of their membership interests equal to their cumulative capital contributions multiplied by 1.10n, where “n” is equal to a weighted average capital contribution factor determined as of the dates of the distributions. The Tier II units will be entitled to 10% of future distributions to members only after all of the Preferred Holders that have made capital contributions to Parsley LLC shall have received cumulative distributions in respect of their

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January 24, 2014

membership interests equal to two times their cumulative capital contributions. Tier III units will be entitled to 5% of future distributions to members only after all of the Preferred Holders that have made capital contributions to Parsley LLC shall have received cumulative distributions in respect of their membership interests equal to three times their cumulative capital contributions. The Tier IV units will be entitled to 5% of future distributions to members only after all of the Preferred Holders that have made capital contributions to Parsley LLC shall have received cumulative distributions in respect of their membership interests equal to four times their cumulative capital contributions.

A “Fundamental Change” is generally defined in the Parsley LLC limited liability company agreement as any of the following events: (i)(a) Parsley LLC merges, consolidates, amalgamates or reconstitutes with or into another entity, or enters into a similar transaction with any entity; (b) the outstanding interests of Parsley LLC are sold or exchanged to any person; (c) Parsley LLC sells, leases, licenses or exchanges all or substantially all of its assets to a person; (d) a liquidation or dissolution of Parsley LLC; (e) the institution of proceedings against Parsley LLC to be adjudicated as a bankrupt or insolvent entity, or the institution of other similar proceedings; Parsley LLC’s consent to a receiver, liquidator, trustee or other similar official; or an assignment by Parsley LLC for the benefit of its creditors or an admission of Parsley LLC that it cannot pay its debts; or (f) voluntary withdrawal as a general partner or relinquishment of rights as a controlling equity-holder of any Parsley LLC subsidiary; or (ii) any single person or group of related persons purchases or otherwise acquires the right to vote or dispose of the Parsley LLC securities that represent 50% or more of the total voting power of all the then-outstanding voting securities of Parsley LLC (although no capital contributions made by NGP shall cause a Fundamental Change under this clause (ii)). For purposes of clauses (i)(a) –(c) above, the persons who served as members of the board of directors immediately before the applicable transaction must also cease to constitute at least a majority of the members of the board of directors or analogous managing body of the surviving entity.

A termination for “Cause” shall generally mean an Incentive Unit holder’s (i) conviction of, or plea of nolo contendere to, any felony or a crime or offense causing substantial harm to Parsley LLC, Employee Holdings, or their respective affiliates, or involving an act of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) repeated intoxication by alcohol or drugs during the performance of the holder’s duties; (iii) malfeasance, in the conduct of the holder’s duties, including, but not limited to, (a) misuse of funds of Parsley LLC, Employee Holdings, or their respective affiliates, (b) embezzlement, or (c) misrepresentation of or the concealment of a written report submitted to Parsley LLC, Employee Holdings, or their respective affiliates; (iv) material and incurable violation of any provision of a voting and transfer restriction agreement or an employment agreement previously entered into by the holder and which remains uncured for thirty days; or (v) failure to perform duties of the holder’s employment with Parsley LLC, Employee Holdings, or their respective affiliates, or the failure to follow or comply with reasonable written directives of the board of managers or the holder’s supervisors.

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January 24, 2014

As noted in Footnote 10, Members’ Equity, to our unaudited condensed consolidated financial statements as of and for the period ended September 30, 2013, the Preferred Holders also have the right to require Parsley LLC to redeem all, but not less than all, of each Preferred Holder’s interest in Parsley LLC in the event that certain qualifying transactions have not occurred prior to the seventh anniversary of the date of their investment. The redemption price as a result thereof shall be paid to the Preferred Holders in cash or other immediately available funds.

Finally, we note that the fund holding NGP’s investment in our equity has a stated maturity date of December 31, 2021(the fund manager has the right to extend such maturity two years to December 31, 2023). Upon maturity, the fund manager has the option of either, i) liquidating the fund’s investment in our equity by selling such equity in the open market, or ii) making in-kind distributions of our equity to the respective investors of the fund based on such investors’ pro-rata ownership therein.

Authoritative Guidance

FASB ASC Topic 718, Compensation –Stock Compensation (ASC 718) requires entities to recognize as compensation cost the fair value of share options and other equity-based compensation issued to employees and nonemployees. ASC 718 requires the use of a grant-date fair value model for equity-classified grants to employees. For liability-classified awards, the awards are remeasured for fair value until settlement.

ASC Topic 718 applies to various forms of ownership interests in an entity (e.g., an entity’s shares, its other equity instruments, and the entity’s incurrence of an obligation to issue its shares or other equity instruments), as well as interests in the entity that are liabilities, but whose value is at least partially based on the entity’s equity value.

The Company notes the following guidance in ASC 718-10-25-11:

“Options or similar instruments on shares shall be classified as liabilities if either of the following conditions is met:

a.	The underlying shares are classified as liabilities.

b.	The entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets. A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that event will occur.”

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January 24, 2014

Company’s Application of Authoritative Guidance

There are no shares underlying the incentive units; however the holders of the incentive units will receive cash distributions based on the Company’s equity value upon a contingent event (i.e., payout) that is outside of the holders’ control. We determined that the incentive awards met the requirement to be classified as liability awards under ASC 718 at such time as it was determined that cash distributions are “probable.”

We determined that the awards met the “probable” threshold for current recognition due to the likelihood that the Preferred Holders will ultimately liquidate their position in the entity considering the aforementioned (i) redemption rights; and (ii) stated maturity date of the fund holding NGP’s investment in our equity. As a result, the Company initially measured the fair value of the awards at grant date and will remeasure the awards at each reporting date until settlement.

We are recognizing compensation expense at each measurement date of the implied service period of the awards (with a cumulative catch up each period for the implied past-service period from grant date to measurement date for any changes in fair value) based on fair value of the liability at the measurement date. As there is no stated service period (all unvested units are forfeited upon early termination for any reason including termination without Cause, death or disability, and vested units will be forfeited upon terminations for Cause or a voluntary resignation) the implied service period is the period between the grant date and the actual settlement date (i.e., the date the performance condition is achieved). Given that the settlement date cannot reasonably be predicted and considering the redemption provision, we elected to recognize the expense over seven years, reflecting the first date at which the Preferred Holders can exercise their right of redemption.

Note 14 – Subsequent Events, page F-61 Acquisitions, page F-64

25.	Please tell us how you considered the reporting requirements of Rule 3-05 and Article 11 of Regulation S-X with regard to your 2013 acquisitions. If you have determined that you have reporting requirements under these rules, please tell us how and when you intend to comply. If you have determined that you do not have reporting requirements under these rules, please provide us with your analysis.

RESPONSE:

We acknowledge the Staff’s comment. In reviewing the acquisitions we made during the year ended December 31, 2013, we determined that the acquisition of working interests from, among others, Merit Energy Partners I, L.P. (the “Merit Acquisition”), which closed on December 30, 2013, was significant at the 40% level, when measured against the Company’s audited financial statements as of and for the year ended December 31, 2012. We are working with our independent registered public accounting firm to prepare the required audited statements of revenues and direct expenses in lieu of full financial statements and undertake to file the required audited statements of revenues and direct expenses in our next submission or filing. We consummated a number of other acquisitions during the year ended December 31, 2013, none of which were significant when measured against the Company’s audited financial statements as of and for the year ended December 31, 2012.

Securities and Exchange Commission

January 24, 2014

To evaluate whether audited financial statements would be required for an aggregation of the individually insignificant acquisitions, we considered the Staff’s guidance in Sections 2035.2 of the Division of Corporate Finance Financial Reporting Manual (the “Reporting Manual”) in determining whether these acquisitions would meet the definition of “individually insignificant acquisitions” that would need to be aggregated to determine significance. Specifically, we reviewed the definition of “individually insignificant acquisitions” in Section 2035.2(a) of the Reporting Manual, which provides that individually insignificant acquisitions include “individually insignificant acquisitions that were consummated after the balance sheet date of the most recent annual audited financial statements included in the registration or proxy statement through the effective date of the registration statement or the date the proxy statement is mailed.” We anticipate consummating the offering described in the Registration Statement in the second quarter of 2014 and would therefore update our financial statements in accordance with Regulation S-X to provide audited financial statements as of and for the year ended December 31, 2013; as a result, and in accordance with Section 2035.2 of the Reporting Manual, none of the acquisitions consummated by the Company in 2013 would meet the definition of an individually insignificant acquisition.

Note 15 – Supplemental Information on Oil and Natural Gas Operations, page F-64

Reserve Quantity Information, page F-64

26.	Please revise to present totals for each line item presented and show proved developed and proved undeveloped reserves as of the beginning and end of each year. Refer to FASB ASC 932-360-50-4 and 932-360-55-2.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Pease see page F-66 of Submission No. 2.

Exhibits

27.	Please revise your exhibit index to include all agreements that you intend to file as exhibits such as the June 2013 employment agreements you reference on page 116. Also, please provide with the next submission the LLC agreement which you list as exhibit 10.5 and indicate at page 125 has been filed.

RESPONSE:

We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. We have provided with Submission No. 2 the LLC Agreement listed as Exhibit 10.5.

Securities and Exchange Commission

January 24, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Colin W. Roberts
Name:	Colin W. Roberts
Title:	General Counsel

Enclosures

cc:

Ryan Dalton, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins LLP

Matthew R. Pacey, Vinson & Elkins LLP

J. Michael Chambers, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP